03011950

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH, D.C. 155

SEC FILE NUMBER
8-22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOFAN, AGAZZI & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 GLENWOOD AVENUE
(No. and Street)

JOLIET	ILLINOIS	60435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. STOFAN (815) 729-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SLATTERY, NOONAN & THORNTON, LLC
(Name – *if individual, state last, first, middle name*)

701 ESSINGTON ROAD, SUITE 100	JOLIET	ILLINOIS	60435
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, George M. Stofan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stofan, Agazzi & Company Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
Michael J. Noonan
Notary Public, State of Illinois
My Commission Exp. 03/18/2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

STOFAN, AGAZZI & COMPANY INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2301 GLENWOOD AVENUE [20]
(No. and Street)

JOLIET [21]   IL [22]   60435 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.
8-22567 [14]

FIRM I.D. NO.
7596 [15]

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/02 [24]

AND ENDING (MM/DD/YY)
12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE M. STOFAN [30]

(Area Code) — Telephone No.

(815) 729-1266 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 25th day of FEBRUARY 20 03

Manual signatures of:

1) George M. Stofan
Principal Executive Officer or Managing Partner

2) George M. Stofan
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. DC 155 SECTION

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

SLATTERY, NOONAN & THORNTON, LLC [70]

ADDRESS

Number and Street	City	State	Zip Code
701 ESSINGTON ROAD, SUITE 100 [71]	JOLIET [72]	IL [73]	60435 [74]

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER [1] STOFAN, AGAZZI & COMPANY INC. | N 2 | [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-22567 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash [2]	$ 243,498 [200]		$ 243,498 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other [3]	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	119,789 [290]		119,789 [800]
E. Other	[300]	$ [550] [7]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts [4]	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360] [6]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations [5]	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
STOFAN, AGAZZI & COMPANY INC.

as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$	850
8. Securities owned not readily marketable:							
A. At Cost	$ 16,300 [130]		440	$ 16,300	610	16,300	860
9. Other investments not readily marketable:							
A. At Cost	$ [140]						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities	$ [150]						
B. Other	$ [160]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities	$ [170]						
B. Other	$ [180]		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value	$ 31,000 [190]						
B. Owned at cost				200	650		
C. Contributed for use of company, at market value					660	200	900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490	36,236	680	36,236	920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous		153,416	530	18,190	720	171,606	930
16. TOTAL ASSETS		$ 516,703	540	$ 70,926	740	$ 587,629	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	6,593	1170			6,593	1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Acrued expenses and other liabilities	45	1190			45	1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	▾25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of .... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	▾27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		▾26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 6,638 [1230]	$ [1450]	$ 6,638 [1760]

Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			▾28 450 [1792]
C. Additional paid-in capital			89,550 [1793]
D. Retained earnings			526,288 [1794]
E. Total			616,288 [1795]
F. Less capital stock in treasury			(35,297) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 580,991 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 587,629 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$	580,991	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				580,991	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)			33		3525
5. Total capital and allowable subordinated liabilities			$	580,991	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 70,926	3540			
1. Additional charges for customers' and non-customers' security accounts	$	3550			
2. Additional charges for customers' and non-customers' commodity accounts		3560			
B. Aged fail-to-deliver		3570			
1. Number of items 29 ____ 3450					
C. Aged short security differences-less reserve of $ ____ 3460	30	3580			
number of items ____ 3470					
D. Secured demand note deficiency		3590			
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600			
F. Other deductions and/or charges		3610			
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615			
H. Total deductions and/or charges				(70,926)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	510,065	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments	$ 1,000	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper	31	3680			
2. U.S. and Canadian government obligations		3690			
3. State and municipal government obligations		3700			
4. Corporate obligations		3710			
5. Stocks and warrants		3720			
6. Options		3730			
7. Arbitrage		3732			
8. Other securities	32	3734			
D. Undue Concentration		3650			
E. Other (List)		3736		(1,000)	3740
10. Net Capital			$	509,065	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER — as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)	$	442	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	259,065	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	508,402	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	6,638	3790
17.	Add:						
	A. Drafts for immediate credit	34 $		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$	6,638	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	1.3	3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	1.3	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]
STOFAN, AGAZZI & COMPANY INC.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE			
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$ 470,868	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter		228,539	3937
c. Commissions on listed option transactions		36,189	3938
d. All other securities commissions		71,014	3939
e. Total securities commissions		806,610	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities			3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (loses)			3952
4. Profits or (losses) from underwriting and selling groups			3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares		567,517	3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		205,971	3995
12. Total revenue		$ 1,580,098	4030
EXPENSES			
13. Registered representative's compensation		$ 484,079	4110
14. Clerical and administrative employees' expenses		156,031	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		316,839	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)			4135
19. Communications			4060
20. Occupancy and equipment costs			4080
21. Promotional costs			4150
22. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)			4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		15,222	4195
27. Other expenses		620,832	4100
28. Total expenses		$ 1,593,603	4200
NET INCOME			
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		(13,505)	4210
30. Provision for Federal income taxes (for parent only)		1,054	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)			4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles			4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ (14,559)	4230
MONTHLY INCOME			
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ▼46	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days ▼47		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List). ▼48		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ▼49	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

FREQUENCY OF COMPUTATION

27. Daily▼50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/02
STOFAN, AGAZZI & COMPANY INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ▼52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ▼51 8-975 CITY SECURITIES CORPORATION 4335	X	4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D $		4588
A. Number of items ▼53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER — as of 12/31/02

STOFAN, AGAZZI & COMPANY INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
STOFAN, AGAZZI & COMPANY INC.

as of 12/31/02

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 ______ 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER — as of 12/31/02

STOFAN, AGAZZI & COMPANY, INC.

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. **Equity Capital**			
A. Partnership Capital:			
1. General Partners	65 $	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)	66	4760	
4. Other (describe below)		4770	
2. **Subordinated Liabilities**			
A. Secured Demand Notes		4780	
B. Cash Subordinates		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. **Other Anticipated Withdrawals**			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860	
C. Other (describe below)		4870	
Total			$ 4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 595,550	4240
A. Net income (loss)			(14,559)	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$	4272		4270
2. Balance, end of period (From item 1800)			$ 580,991	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
STOFAN, AGAZZI & COMPANY INC.

as of 12/31/02

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short	72 $	4910	74	4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

3. Personnel employed at end of reporting period:		
A. Income producing personnel	8	4950
B. Non-income producing personnel (all other)	6	4960
C. Total	14	4970
4. Actual number of tickets executed during current month of reporting period	807	4980
5. Nunber of corrected customer confirmations mailed after settlement date		4990

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences 69	5000	$ 5010	5020 75	$ 5030
7. Security suspense accounts	5040	$ 5050	5060	$ 5070
8. Security difference accounts	5080	$ 5090	5100	$ 5110
9. Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	5200 71	$ 5210 73	5220	$ 5230
12. Open transfers over 40 calendar days, not confirmed..	5240	$ 5250	5260	$ 5270
13. Transactions in reorganization accounts — over 60 calendar days 70	5280	$ 5290	5300 76	$ 5310
14. Total	5320	$ 5330	5340	$ 5350

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	5360	$ 5361	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	5363	$ 5364	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$	5370
B. Customers' accounts under Rule 15c3-3	$	5374
18. Total of personal capital borrowings due within six months	$	5378
19. Maximum haircuts on underwriting commitments during the period 77	$	5380
20. Planned capital expenditures for business expansion during next six months	$	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22. Lease and rentals payable within one year	$	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$	5388
B. Net	$	5390

OMIT PENNIES

STOFAN, AGAZZI & COMPANY INC.
DIFFERENCES IN COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS FROM DEALER'S UNAUDITED COMPUTATION
December 31, 2002 and 2001

	2002		2001	
	Net Capital	Aggregate Indebtedness	Net Capital	Aggregate Indebtedness
Balance per dealer's unaudited computation (unaudited)	$ 464,138	$ 48,301	$ 502,120	$ 30,748
Reconciling items:				
Net audit adjustments	44,927	(41,663)	31,375	(5,806)
Non-allowable assets erroneously reported as allowable	-	-	-	-
Balance per audited finacial statements less non-allowable assets	$ 509,065	$ 6,638	$ 533,495	$ 24,942

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31. 2004
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT

FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

Schedule I INFORMATION REQUIRED OF ALL BROKERS AND DEALERS PURUSANT TO RULE 17a-5

* * * * *

STOFAN, AGAZZI & COMPANY INC.
Name of Respondent

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5
Report for the Calendar Year 20 02 ▼1 [8004]
of if less than 12 months

Report for the period beginning ____/____/____ [8005] and ending ____/____/____ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8- 22567 [8011]

1. NAME OF BROKER DEALER

▼2 STOFAN, AGAZZI & COMPANY INC. [8020] N9 OFFICIAL USE ONLY [8021]

Firm No. M M Y Y

2. Name(s) of Broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
▼3 NAME: None	8053	▼40	8057
▼4 NAME:	8054		8058
▼5 NAME:	8055		8059
▼6 NAME:	8056		8060

3. Respondent conducts a securities business exclusively with registered broker-dealers: ▼7
(enter applicable code: 1 = Yes 2 = No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange.
(enter applicable code: 1 = Yes 2 = No) 2 [8074]

5. Respondent is registered as a specialist on a national securities exchange.
(a) equity securities .... (enter applicable code: 1 = Yes 2 = No) 2 [8075]
(b) municipals .... (enter applicable code: 1 = Yes 2 = No) 2 [8076]
(a) other debt instruments .... (enter applicable code: 1 = Yes 2 = No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1 = Yes 2 = No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1 = Yes 2 = No) 2 [8079]

8. Respondent carries its own public customer accounts: ▼8
(enter applicable code: 1 = Yes 2 = No) 2 [8084]

9. Respondent's total numer of public customer accounts:
(carrying firms filing X-17A-5 Part II only
(a) Public customer accounts .... [8080]
(b) Omnibus accounts .... [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1 = Yes 2 = No) 2 [8085]

FOCUS REPORT

Schedule I

page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	▼9	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12. (a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) | 1 | 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest	▼10 1	8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	9	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	8	8102

14. Number of NASDAQ stocks respondent makes market	▼11	8103
15. Total number of underwriting syndicates respondent was a member		8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation ▼13
(enter applicable code: 1 = Yes 2 = No) ... 1 [8111]

18. Number of branch offices operated by respondent .... [8112]

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank
(enter applicable code: 1 = Yes 2 = No) 2 [8130]

(b) Name of parent or affiliate ________ [8131]

(c) Type of institution ________ [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank
(enter applicable code: 1 = Yes 2 = No) 2 [8113]

21. (a) Respondent is a subsidiary of a registered broker-dealer
(enter applicable code: 1 = Yes 2 = No) 2 [8114]

(b) Name of parent ▼12 ________ [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code: 1 = Yes 2 = No) 2 [8115]

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code: 1 = Yes 2 = No)* 2 [8117]

24. Aggregate Dollar Amount of Non-exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period .... $ [8118]

Required in any Schedule I filed for calendar year 1978 and secceeding years

Certified Public Accountants & Consultants

Slattery, Noonan & Thornton LLC

Independent Auditor's Report on Internal Control
Required by Securities Exchange Commission Rule 17a-5

To the Board of Directors
of Stofan, Agazzi & Company Inc.

In planning and performing our audit of the financial statements of Stofan, Agazzi & Company Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Securities Investors Protection Corporation, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Slattery, Noonan & Thornton, LLC

Joliet, Illinois
January 31, 2003

STOFAN, AGAZZI & COMPANY INC.

FINANCIAL REPORT
December 31, 2002 and 2001

TABLE OF CONTENTS

Certified Public Accountants & Consultants

Slattery, Noonan & Thornton LLC

RECEIVED FEB 27 2003 SEC MAIL PROCESSING WASH, D.C. 155 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of Stofan, Agazzi & Company Inc.

We have audited the accompanying statement of financial condition of Stofan, Agazzi & Company Inc. (a Delaware Corporation) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Stofan, Agazzi & Company Inc. as of December 31, 2001 were audited by other auditors whose report dated January 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, including the information on pages 14 through 37 that is required by rule 17a-5 of the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Slattery, Noonan & Thornton, LLC

Joliet, Illinois
January 31, 2003

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS	2002	2001
Current assets		
Cash	$ 22,981	$ 5,484
Temporary investments	220,517	259,071
Receivables from clearing organization	69,789	80,813
Income tax refunds receivable	2,777	7,620
Prepaid expenses	15,413	17,491
Total current assets	331,477	370,479
Furniture, fixtures and leasehold improvements		
Furniture and fixtures	71,814	70,579
Leasehold improvements	97,042	97,042
Total, at cost	168,856	167,621
Less accumulated depreciation	132,620	127,977
Total furniture, fixtures and leasehold improvements	36,236	39,644
Other assets		
Investment in NASDAQ	16,300	16,300
Deposit with clearing organization	50,000	50,000
Membership in exchange, at cost	200	200
Cash value of officers' life insurance	153,416	143,869
Total other assets	219,916	210,369
Total assets	$ 587,629	$ 620,492

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Current liabilities		
Accounts payable	$ 6,593	$ 2,885
Accrued expenses:		
Profit sharing	-	16,330
Other	45	5,727
Total current liabilities	6,638	24,942
Stockholders' equity		
Common stock, $.50 par value, authorized 1800 shares, issued 900 shares, and outstanding 800 shares	450	450
Additional paid-in capital	89,550	89,550
Retained earnings	526,288	540,847
	616,288	630,847
Less:100 shares of common stock in treasury, at cost	35,297	35,297
Total stockholders' equity	580,991	595,550
Total liabilities and Stockholders' equity	$ 587,629	$ 620,492

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001
Revenues		
Commissions	$ 1,543,681	$ 1,567,022
Miscellaneous	36,417	55,827
Total revenues	1,580,098	1,622,849
Expenses		
Employee compensation, commissions and benefits	957,549	959,149
Ticket charges and floor brokerage	196,554	224,354
Payroll taxes	54,329	52,558
Operating expenses	385,171	380,078
Total expenses	1,593,603	1,616,139
Income (loss) before income taxes	(13,505)	6,710
PROVISION FOR INCOME TAXES, currently payable	1,054	6,470
NET INCOME (LOSS)	$ (14,559)	$ 240
EARNINGS (LOSS) PER COMMON SHARE	$ (18.20)	$ 0.30

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2002 and 2001

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	
	Shares	Amount			Shares	Amount
BALANCE AT						
DECEMBER 31, 2000	800	$ 450	$ 89,550	$ 540,607	100	$ (35,297)
Net income		-	-	240		-
BALANCE AT						
DECEMBER 31, 2001	800	450	89,550	540,847	100	(35,297)
Net (loss)		-	-	(14,559)		-
BALANCE AT						
DECEMBER 31, 2002	800	$ 450	$ 89,550	$ 526,288	100	$ (35,297)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ (14,559)	$ 240
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	4,643	5,654
Interest added to temporary investments	(1,446)	(2,609)
(Increase) decrease in cash value of life insurance	(446)	946
Effects of changes in operating assets and liabilities:		
Receivables from clearing organization	11,024	65,017
Income tax refunds receivable	4,843	(7,620)
Income taxes payable	-	(3,022)
Prepaid expenses	2,078	(629)
Accounts payable and accrued expenses	(18,304)	(111,697)
Net cash (used in) operating activities	(12,167)	(53,720)
Cash flows from investing activities		
Proceeds from transfer of temporary investments	40,000	300,000
Purchases of temporary investments	-	(300,000)
Premiums applied to cash value of life insurance	(9,101)	(9,101)
Purchases of furniture, fixtures and leasehold improvements	(1,235)	-
Net cash provided by (used in) investing activities	29,664	(9,101)
Net increase (decrease) in cash	17,497	(62,821)
Cash, beginning of year	5,484	68,305
Cash, end of year	$ 22,981	$ 5,484

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and nature of business

Stofan, Agazzi & Company Inc. was incorporated on April 1, 1978, in the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's principal business activity is to purchase and sell securities as agent or broker for its customers consisting of individuals and various types of businesses located primarily in the Joliet, Illinois area. The Company's fiscal year ends on December 31.

Note 2. Significant accounting policies

Basis of Presentation and Commission Revenue and Expense

The Company maintains its books on the accrual basis of accounting. Securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains several bank accounts. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $100,000. The Company's insured account balances at times exceed federally insured limits.

Temporary Investments

Temporary investments consist of certificates of deposit and money market accounts and are carried at cost, which approximates market value.

Depreciation

Furniture and fixtures are depreciated using accelerated methods over their estimated useful lives which range from five to seven years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, five to thirty-nine years.

Exchange Membership

Exchange membership is recorded at cost.

Income Taxes

The Company is taxed under the Internal Revenue Code as a Corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fully Disclosed Method of Operations

The Company transacts business on a fully disclosed basis with City Securities, Inc. of Indianapolis, Indiana. All customers' positions and balances are carried on the books of City Securities, Inc.

Advertising Costs

The Company expenses advertising costs when paid.

Note 3. Membership in Exchange

The market value of the membership in exchange (Chicago Stock Exchange), which the Company owns, was $31,000 at December 31, 2002, and $60,000 at December 31, 2001. The market value was determined by reference to information provided by the exchange based on the last sale of a membership in 2002 and 2001.

The Company leases the membership in exchange to a third party. The lease will expire on August 20, 2003. Rental income recognized from this lease was $31,200 and $42,200 in 2002 and 2001, respectively.

Note 4. Officers' Life Insurance

The Company is the owner and beneficiary of life insurance policies carried on its officers. The cash surrender values and face amounts of the policies are as follows:

	Face Amount of Policies		Cash Surrender Value	
Officer	2002	2001	2002	2001
George M. Stofan	$ 262,500	$ 262,500	$ 119,897	$ 113,682
Robert A. Agazzi	159,000	159,000	33,519	30,187
Total	$ 421,500	$ 421,500	$ 153,416	$ 143,869

NOTES TO FINANCIAL STATEMENTS

Note 5. Common Stock and Earnings (Loss) Per Common Share

Earnings (loss) per common share was computed by dividing net income for the year by the weighted average number of common shares outstanding during the year, 800 shares for 2002 and 2001.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital, as defined, of $509,065 and $533,495, respectively, which exceeded the minimum net capital requirement of $250,000 at December 31, 2002 and 2001. The Company's aggregate indebtedness to net capital ratio, as defined, was .01 to 1 and .05 to 1 at December 31, 2002 and 2001, respectively, which were below the maximum ratio allowed.

Note 7. Total Rent Expense and Lease Commitments

The Company leases office equipment and automobiles under operating leases from Stofan Leasing Company, a related party through common ownership. The office equipment lease, which expired in November 2002, has continued on a month to month basis and requires a $90 monthly payment. Future minimum lease payments under these leases are $28,380 for the year ending December 31, 2003, and $9,480 for the year ending December 31, 2004.

Total rental expense under these leases was $28,380 and $27,780 for the years ended December 31, 2002 and 2001, respectively.

The Company also rents office space from STAG Building Partnership, a related party partnership, under an informal month to month agreement requiring payments of $7,000 per month for March 1 through December 31, 2002, and $5,000 per month for January 1, 2001 through February 28, 2002. Total rent expense under this lease was $80,000 for the year ended December 31, 2002 and $60,000 for the year ended December 31, 2001.

Note 8. Advertising Costs

Total advertising costs recognized by the Company for the years ended December 31, 2002 and 2001 were $41,741 and $40,107, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 9. Retirement Plans

The Company sponsors a retirement plan which is composed of two components, a profit sharing plan and a 401(k) plan. The profit sharing plan component covers employees meeting the plan eligibility requirements. Contributions to the plan were $0 and $8,273 for the years ended December 31, 2002 and 2001, respectively. Under the 401(k) plan component, the Company is obligated to match 25% of the aggregate salary reduction contribution made by the employees to the extent the aggregate contribution does not exceed 5% of eligible compensation. Company contributions to the 401(k) plan were $10,537 and $10,482 for the years ended December 31, 2002 and 2001, respectively.

Note 10. Income Taxes

A reconciliation of the provision for income taxes at the statutory federal tax rates to the Company's actual provision for income taxes is as follows:

	2002	2001
Computed at federal statutory rates	$ 664	$ 1,000
State income taxes, net of federal tax benefit	390	1,100
Nondeductible expenses	-	4,370
Total provision for income taxes	$ 1,054	$ 6,470

Note 11. Statement of Cash Flows Disclosures

Cash paid for income taxes was $0 in 2002 and $17,185 in 2001. There was no cash paid for interest expense in 2002 or 2001. There were no noncash investing and financing transactions for the years ended December 31, 2002 and 2001.

SUPPLEMENTAL INFORMATION

STOFAN, AGAZZI & COMPANY INC.
SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2002 and 2001

	2002	2001
Advertising	$ 41,741	$ 40,107
Legal and professional fees	5,069	12,206
Travel, promotion and entertainment	24,620	22,524
Contributions	815	1,030
Dues and subscriptions	16,756	19,297
Insurance	93,545	81,309
Office supplies and postage	28,030	26,639
Miscellaneous, including errors and omissions	8,779	9,133
Rent	80,000	60,000
Repairs and maintenance	4,479	6,408
Equipment rental	28,380	27,780
Outside contractors	331	3,542
News service	6,256	7,636
Telephone	8,588	12,838
Utilities	7,826	8,209
Penalties	-	73
Registration and other fees	15,222	15,992
Profit sharing and 401(k) contribution	10,537	18,755
Depreciation	4,643	5,654
Officers' life insurance, net	(446)	946
Total operating expenses	$ 385,171	$ 380,078